

October 10, 2023

Jay Jackson
President and Chief Executive Officer
Abacus Life, Inc.
2101 Park Center Drive,
Suite 170,
Orlando, FL 32835

>   **Re: Abacus Life, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 29, 2023**
>   **File No. 333-274553**

Dear Jay Jackson:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023, letter.

Form S-1 Filed September 29, 2023

Liquidity and Capital Resources, page 60

1. We note your response to prior comment 2 related to the restrictive covenants under the Owl Rock credit facility and that the new notes sold in this offering will be used to retire the Owl Rock facility. In your disclosure, you state that among the reasons for this offering is to lessen the covenant burdens on Abacus compared to the Owl Rock facility. Revise this section, or another appropriate section of the amended S-1 to disclose that you are currently in compliance with the financial covenants as of a recent date.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert Evans, Esq.